Exhibit (a)(1)(xviii)
Media Contact:	Gil Nielsen VP, IDT Corporate Communications (973) 438-3553	Investor Contacts:	Mary Jennings Director, Investor Relations (973) 438-3124

IDT CORPORATION ANNOUNCES EXPIRATION OF SUBSEQUENT OFFERING PERIOD

Newark, N.J. - January 30, 2006 — IDT Corporation (NYSE:IDT, IDT.C) today announced the expiration of the subsequent offering period to the tender offer by NTOP Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of IDT, to purchase all of the outstanding shares of the common stock of Net2Phone, Inc. (NASDAQ: NTOP) not already beneficially owned by IDT for $2.05 net per share in cash. The subsequent offering period expired at 5:00 p.m., New York City time, on Friday, January 27, 2006.

Based upon a preliminary tally by Wachovia Bank N.A., the depositary for the offer, approximately 31,583,221 shares were validly tendered in the offer, including the subsequent offering period. The tendered shares, together with the Net2Phone shares already beneficially owned by IDT, represent approximately 80.52% of the outstanding equity of Net2Phone and approximately 85.75% of the outstanding voting power of Net2Phone. In addition, approximately 1,681,608 shares were tendered pursuant to guaranteed delivery procedures but have not yet been covered. IDT has accepted for payment all Net2Phone shares validly tendered and not withdrawn in the offer.

As promptly as practicable, IDT intends to take all action within its control to effect a merger of NTOP Acquisition with Net2Phone in which all remaining shareholders of Net2Phone common stock will receive the same consideration for their shares as the holders who tendered their shares in the offer.

A copy of this press release will be available on IDT’s website at www.idt.net in the “About IDT” Press Releases section.

IDT, through its IDT Telecom subsidiary, is a facilities-based, multinational carrier that provides a broad range of telecommunications services to retail and wholesale customers worldwide. IDT Telecom, by means of its own international telecommunications backbone and fiber optic network infrastructure, provides its customers with integrated and competitively priced international and domestic long distance and domestic all-distance telephony and prepaid calling cards. IDT Entertainment is the IDT subsidiary that is focused on developing, acquiring, producing and distributing computer-generated and traditionally animated productions and other productions for the film, broadcast and direct-to-consumer markets. IDT Capital is the IDT division principally responsible for IDT’s initiatives in radio broadcasting, brochure distribution and new technologies. Net2Phone, Inc., a subsidiary of IDT Corporation, is a provider of high-quality global retail Voice over IP services and offers a fully outsourced cable telephony service to cable operators allowing cable operators to provide residential phone service to their subscribers. IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols “IDT” and “IDT.C,” respectively.